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SEC Mail Processing Section

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.K. FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

149 CROSS RAIL LANE, STE.1

(No. and Street)

Norco (City) CA (State) 92860 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Zheng 714-704-1818

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge

(Name – *if individual, state last, first, middle name*)

1800 Rivercrest, Ste. 720 (Address) Sugar Land, TX (City) (State) 77478 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aKB

OATH OR AFFIRMATION

I, Joe Zheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JK Financial Services Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 [signature]

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside

VICTORIA A. LEONARD
Commission # 2106128
Notary Public - California
Riverside County
My Comm. Expires May 6, 2019

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 29th day of March, 2016, by
Date *Month* *Year*

(1) Joe Jianfang Zheng

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: [illegible] **Document Date:** 3-29-16

Number of Pages: 1 **Signer(s) Other Than Named Above:** none

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Directors of
JK FINANCIAL SERVICES, INC.
149 CROSS RAIL LANE, STE.102
Norco CA 92860

Report on the Financial Statements

I have audited the accompanying financial statements of JK FINANCIAL SERVICES, INC. (the "Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JK FINANCIAL SERVICES, INC. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
February 28, 2016

Nathan T Tuttle, CPA

J K Financial Services, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash	$153,106
Clearing Broker Deposit	51,587
Furniture and Equipment, at cost,	
Net of Accumulated Depreciation of $47,521	17,505
Total Assets	**$222,198**

Liabilities and Stockholders' Equity

Liabilities	
Accounts Payable and Accrued Expenses	12,759
Total Liabilities	**12,759**

Stockholders' Equity

Common Stock, $.00 par value, 200,000 shares	
Authorized; 115,000 shares outstanding	115,000
Distribution	(220,000)
Retained earnings	314,439
Total Stockholders' Equity	**209,439**
Total Liabilities and Stockholders' Equity	**$222,198**

J K Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2015

Revenue	
Commission	259,476
Interest Income	271
Other Income	33,908
Total Revenue	**$293,655**
Expenses	
Amortization Expense	4,380
Automobile Charges	23,282
Commission Payout	90,639
Depreciation Expense	3,551
Due and Subscription	159
Information Data	7,569
Insurance	17,169
License and Permits	3,811
Office Expense	3,331
Office Supplies	3,900
Postage and Delivery	57
Professional Fee	10,452
Recruiting	5,385
Rent	11,940
Repairs	2,196
Taxes	1,010
Telephone	2,626
Travel & Ent	7,476
Total Operating Expenses	198,933
Net Income	$ 94,722

J K Financial Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2015

Operating Activities	
Net Income	94,722
Adjustments to Reconcile Net Income To net cash provided by operations:	
Depreciation	3,551
Amortization	4,380
Accts Payable	12,759
Net cash provided by Operating Activities	115,412
Investing Activities	
JKFS Invest Account	190,046
Net cash provided by Investing Activities	190,046
Financial Activities	
Distribution	- 190,000
Net cash provided by Financial Activities	46
Net cash increased for period	15,458
Cash at the beginning of period	137,648
Cash at the end of period	$153,106

J K Financial Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2015

	Common Stock	Distribution	RE	Total
Balance, Dec. 31, 2014	$115,000		$189,716	$ 304,716
Distribution		(190,000)		(190,000)
Net Income			94,722	94,722
Balance, Dec. 31 2015	$115,000	(190,000)	94,438	$209,438

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2015

Note 1 - Organization and Nature of Business

J K Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation that incorporated on October 20, 1999.

Note 2 - Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member

k 2 ii exemption

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Depreciation and Amortization - Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Start-up expenditures are amortized over five years.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis As of December 31, 2015

The Company does not have any securities positions.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $191,934 which was $186,934 in excess of its required net capital of $5,000. The Company's net capital ratio was .07 to 1.

Note 5 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies the company is subject to a 1.5% tax on net income over the minimum tax of $800.

Note 6 - Exemption from the SEC Rule 15c3-3

Broker Dealer is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company

and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 7 - Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2015 was $51,587.

Note 8 - SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a- 5(e) (4) for fiscal year ending December 31, 2015 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 - Operating Lease Commitments

The Company rents office space under a lease agreement expiring in February 28, 2016.

Minimum future lease commitments are as follows: December 31, 2014 to December 31, 2015, Total of $11,940. Rent expense for the year ended December 31, 2015 was $11,940.

Note 10 - Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through Feb 28, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would required disclosure.

J K Financial Services, Inc.

Computation of Net Capital Requirements Pursuant To Rule 15c3-1 December 31, 2015

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 209,439
Furniture and equipment, net	(17,505)
Net Capital	$ 191,934
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness –	
6.67% of net aggregate indebtedness	851
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$ 186,934
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 190,658
Computation of Aggregate Indebtedness Total liabilities	12,759
Aggregate indebtedness to net capital	0.07

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 191,934
Haircut	0
Other adjustments	0
Net Capital per Audit	$ 191,934

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 27, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would required disclosure.

J K Financial Services, Inc.

Schedule II – Computation for Determination of Reserve

Requirements Pursuant to Rule 15c3-3

As of December 31, 2015

A computation of reserve requirement is not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

J K Financial Services, Inc.

Schedule III – Information Relating to Possession or Control

Requirements Under Rule 15c3-3

As of December 31, 2015

Information relating to possession or control requirements in not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

J K FINANCIAL SERVICES, INC
Member: FINRA, SIPC

February 28, 2016

Nathan Tuttle, CPA
1800 Rivercrest Dr., Ste. 720
Sugar Land, TX
77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, J K Financial Services, Inc.

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3;

2. We have met the identified exemption from Jan 1, 2015 through Dec. 31, 2015 without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Joe Zheng

President
J K Financial Services, Inc

149 Cross Rail Lane, Ste. 102, Norco, CA 92860
Tel: (714)704-1818, Fax: (866)817-4618

Nathan T. Tuttle, CPA

1800 Rivercrest, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

EXEMPTION REVIEW REPORT

15c3-3 (k)(2)(ii)

Joe Zheng
JK FINANCIAL
SERVICES, INC.
149 CROSS RAIL LANE,
STE.102
Norco CA 92860

Dear Joe Zheng:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which JK FINANCIAL SERVICES, INC. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JK FINANCIAL SERVICES, INC. claimed an exemption from 17 C.F.R. § 240.15c3-3. JK FINANCIAL SERVICES, INC. stated that it has met the identified exemption provisions of 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception. JK FINANCIAL SERVICES, INC.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JK FINANCIAL SERVICES, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Houston, Texas
February 28, 2016